Exhibit (a)(2)

BLACKSTONE ALTERNATIVE ALPHA FUND

September 18, 2013

Amendment No. 1 to Agreement and Declaration of Trust

Certificate and Instrument of Amendment

The undersigned, being at least a majority of the trustees of Blackstone Alternative Alpha Fund (the “Trust”), an unincorporated voluntary association organized and existing under and by virtue of the laws of The Commonwealth of Massachusetts, do hereby adopt the following resolutions pursuant to Article IX, Section 8 of the Agreement and Declaration of Trust of the Trust dated November 14, 2011 (the “Declaration of Trust”), and in lieu of a special meeting of the board of trustees of the Trust:

RESOLVED:	Article III, Section 7 of the Agreement and Declaration of Trust is hereby amended to read in its entirety as follows:

“Shares may only be assigned, transferred, pledged, mortgaged, hypothecated, sold or otherwise disposed of, encumbered or conveyed (collectively, a “Transfer”) by operation of law resulting from death, disability, dissolution, bankruptcy or incompetence or with the written consent of an officer of the Trust, which consent may be withheld in his/her sole discretion (for any reason or no reason), which determination shall be binding on all parties and may not be challenged by any potential transferor or transferee. To the fullest extent permitted by applicable law, each Shareholder shall indemnify the Trust, the Trustees, the officers of the Trust, any Manager (as defined below), other Shareholders of the Trust and in each case their affiliates for any loss incurred as a result of an impermissible Transfer of Shares. Shares may not be Transferred, except pursuant to a valid exemption from registration pursuant to the Securities Act of 1933, as amended, or the regulations thereunder (a “1933 Act Exemption”). Unless otherwise waived by an officer of the Trust in his or her sole discretion, any Transfer shall be made only upon the receipt by the Trust of a written opinion of counsel for the Trust or of other counsel reasonably satisfactory to the Trust (which opinion shall be obtained at the expense of the transferor) that such Transfer will be made pursuant to a 1933 Act Exemption.

RESOLVED:	The first sentence of Article VIII, Section 1 of the Agreement and Declaration of Trust is hereby amended to read in its entirety as follows:

“The Trust shall indemnify each of its Trustees and officers, including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (each such Trustee, officer or person hereinafter referred to as a “Covered Person”), against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Covered Person, except with respect to any matter as to which such Covered Person shall have been finally adjudicated in a decision on the merits in any such action, suit or other proceeding not to have acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Trust or was at least not opposed to the best interests of the Trust and except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.”

RESOLVED:	Article VIII, Section 3 of the Agreement and Declaration of Trust is hereby amended to read in its entirety as follows:

“For purposes of the determination or opinion referred to in clause (c) of Section 1 of this Article VIII or clauses (x) or (y) of Section 2 of this Article VIII, the majority of disinterested Trustees acting on the matter or independent legal counsel, as the case may be, shall be entitled to rely upon a rebuttable presumption that the Covered Person acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Trust or was at least not opposed to the best interests of the Trust and that the Covered Person has not engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.”

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IN WITNESS WHEREOF, we have executed this instrument as of the dates set forth below.

/s/ John M. Brown	September 18, 2013
John M. Brown, Trustee

/s/ Paul J. Lawler	September 18, 2013
Paul J. Lawler, Trustee

/s/ Frank J. Coates	September 18, 2013
Frank J. Coates, Trustee

/s/ Kristen M. Leopold	September 18, 2013
Kristen M. Leopold, Trustee

/s/ Peter Koffler	September 18, 2013
Peter Koffler, Trustee

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	) ss.

On the 18th day of September, 2013, before me personally came John M. Brown, Paul J. Lawler, Frank J. Coates, Kristen M. Leopold and Peter Koffler, to me known to be the persons described in and who executed the foregoing instrument, and acknowledged that he or she executed the same.

/s/ Barbara Dimartino
Notary Public: State of New York
Commission Expiration: Oct. 4, 2013/Oct. 4, 2017